SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2018

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated December 27, 2018 titled “Ferroglobe Announces Additional Capacity Reductions”.
•	Ferroglobe presentation “Evolution of Production Capacity – Update”

Ferroglobe Announces Additional Capacity Reductions

LONDON, Dec. 27, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (with its subsidiaries, “Ferroglobe” or “the Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, has announced its intention to suspend production operations at the Company’s Niagara Falls, NY facility by December 30, 2018. The announcement was made pursuant to the New York Worker Adjustment and Retraining Notification (WARN) Act. The Niagara Falls facility has two submerged arc furnaces with production capacity of up to 27,000 tons of silicon metal annually. Its impending stoppage impacts 100 employees.

“The decision to suspend production at the Niagara Falls plant was difficult given the unquestioned commitment of the plant’s employees,” said Pedro Larrea, Ferroglobe’s Chief Executive Officer. “The shutdown of this facility follows our recent announcement regarding the evaluation of various production adjustments to optimize utilization rates and logistics to customers, and to maximize economic efficiency across our global platform. This action is an example of the operational flexibility that is critical to quickly addressing changes in the markets we serve. We will work closely with our customers to transition their product demand seamlessly to other Ferroglobe sites in North America.”

Slides providing additional details of the evolution of Ferroglobe’s production capacity are posted on its website, www.ferroglobe.com.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACTS:

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988

Chief Financial Officer

Email: phillip.murnane@ferroglobe.com

Advancing Materials Innovation NASDAQ: GSM Evolution of production capacity - Update

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 26, 2018 accompanying this presentation, which is incorporated by reference herein.

Ferroglobe Silicon Metal capacity (´000 tons annual production capacity, excluding third party share of JV) Source: Ferroglobe End of 2017: all SiM furnaces running except: 2 furnaces Polokwane 1 furnace Sabón (FeSi) + 2 furnaces Polokwane - 2 furnaces Selma - 1 furnace Beverly - 2 furnaces Château-Feuillet - 1 furnace Laudun (Already announced in Q3 presentation) - 2 furnaces Niagara Falls - 1 furnace Sabón 2019 Enough capacity for sales of 300kt, with inventory reduction Fast response additional capacity 364 404 328 281 Q4 2017 Q2 2018 Dec 2018 Q1 2019

Ferroglobe Silicon Alloys capacity (´000 tons annual production capacity, excluding Ferroven and SilTech) Source: Ferroglobe End of 2017: all FeSi furnaces running, plus 1 furnace Sabón + 1 furnace Beverly + 2 furnaces Château-Feuillet + 1 furnace Laudun - 1 furnace Sabón (Already announced in Q3 presentation) 2019 Enough capacity for sales of >350kts Possibility of cutbacks or switching 405 405 458 458 Q4 2017 Q2 2018 Dec 2018 Q1 2019

Ferroglobe Manganese Alloys capacity (´000 tons annual production capacity) Source: Ferroglobe End of 2017: all Mn alloys furnaces running with actual economic capacity around 250kt Acquisition of new assets + 1 furnace Dunkirk + 2 furnaces Mo i Rana 2019 Enough capacity for sales of >450kt, with rationalization of power prices Possibility of additional cutbacks Upward rapid response flexibility - 1 furnace Boo - 1 furnace Monzón Load reductions in other plants (Already announced in Q3 presentation) Capacity rationalization: All factories (including Boo and Monzón) back to full capacity - 2 furnaces Cee 394 664 552 546 Q4 2017 Q2 2018 Dec 2018 Q1 2019

Advancing Materials Innovation NASDAQ: GSM Evolution of production capacity - Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2018
FERROGLOBE PLC

by	/s/ Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)